 Exhibit 99.1
Management’s Discussion and Analysis
May 9, 2022
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, dated February 23, 2022 (the 2021 annual MD&A).
This MD&A, for the three months ended March 31, 2022, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2022, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021, and the 2021 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
2022 First Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which is on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Non-GAAP and Other Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2021 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
10   2022 First Quarter   Suncor Energy Inc.

2. First Quarter Highlights
•
First quarter financial results

•
Suncor’s adjusted operating earnings(1)(2) increased to $2.755 billion ($1.92 per common share) in the first quarter of 2022, compared to $746 million ($0.49 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes associated with the improved business environment and increased operating expenses primarily related to a significant increase in commodity costs and share-based compensation expense in the current quarter compared to the prior year quarter.

•
Suncor’s net earnings were $2.949 billion ($2.06 per common share) in the first quarter of 2022, compared to $821 million ($0.54 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the first quarter of 2022 included a $146 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $75 million unrealized gain on risk management activities recorded in other income (loss), and a $27 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $196 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $27 million unrealized gain on risk management activities recorded in other income (loss), a restructuring charge of  $168 million related to workforce reduction plans recorded in operating, selling and general expenses in the Corporate and Eliminations segment, and a $20 million income tax recovery related to the items noted.

•
Adjusted funds from operations(1)(2) were $4.094 billion ($2.86 per common share) in the first quarter of 2022, compared to $2.110 billion ($1.39 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Adjusted funds from operations in the prior year quarter were also impacted by the $168 million before-tax restructuring charge related to workforce reduction plans recorded in the first quarter of 2021. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.072 billion ($2.14 per common share) for the first quarter of 2022, compared to $2.345 billion ($1.54 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in the first quarter of 2022, compared to a source of cash in the prior year quarter. The use of cash in the first quarter of 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices through the quarter and the payment of the company’s 2021 income tax expense, partially offset by an increase in accounts payable and accrued liabilities and an increase in taxes payable related to the company’s 2022 income tax expense.

•
Record Oil Sands cash flows. In the first quarter of 2022, Oil Sands delivered its highest quarterly adjusted funds from operations(3) on record of  $3.414 billion, compared to $1.527 billion in the prior year quarter, supported by strong production from the company’s In Situ assets, including Firebag, which produced its 750 millionth barrel of oil during the quarter, and the ramp-up of production at Fort Hills, allowing the company to capture strong upstream pricing. Combined Oil Sands upgrader utilization was 96% compared to 97% in the prior year quarter.

•
Industry-leading Refining & Marketing (R&M) utilizations. R&M generated $1.597 billion in adjusted funds from operations(3) in the first quarter of 2022, compared to $1.172 billion in the prior year quarter. The first quarter of 2022 included a first-in, first-out (FIFO) inventory valuation gain, including the impact of commodity risk management activities, of  $729 million before-tax, compared to $432 million before-tax in the prior year quarter. On a LIFO(4) basis Suncor’s refining and marketing gross margin(1) improved nearly 20% compared to the prior year quarter. Refinery utilization in the first quarter of 2022 was 94%, compared to refinery utilization of 92% in the prior year quarter, as the company’s Canadian refineries continued to outperform the national refining industry average.(5)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(4)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(5)
Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/
weekly-crude-run-summary-data/index.html.

2022 First Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
•
Returning value to shareholders. In the first quarter of 2022, the company returned over $1.4 billion of value to its shareholders through $827 million in share repurchases and payment of  $601 million of dividends. As at May 6, 2022, since the start of the year, the company has repurchased $1.3 billion of Suncor’s common shares, representing approximately 33 million common shares at an average share price of $39.70 per share, or the equivalent of 2.3% of its common shares as at December 31, 2021.

•
Accelerating net debt reduction. In the first quarter of 2022, the company reduced net debt(1) by $728 million, primarily due to an early redemption of its outstanding US$182 million 4.50% notes and increased cash and cash equivalents, after making a significant income tax payment of approximately $1.0 billion during the quarter related to the company’s 2021 income tax expense.

•
Optimization of the company’s asset portfolio. During the first quarter of 2022, in alignment with Suncor’s strategy to maximize value through its core business, the company announced that it is taking steps to optimize its asset portfolio through the planned divestment of its Exploration & Production (E&P) assets in Norway. Subsequent to the quarter, based on interest received in the company’s E&P assets in the U.K., the company is exploring the sale of its entire U.K. portfolio, and has also announced plans to divest its wind and solar assets to focus on areas of energy expansion that are more complementary to its base business, with an emphasis on hydrogen and renewable fuels.

•
Record dividend and share repurchase program. Subsequent to the quarter, Suncor’s Board of Directors (the Board) approved a quarterly dividend of  $0.47 per share, which represents an increase of 12% over the prior quarter dividend and the highest quarterly dividend per share in the company’s history. Also, the Board and the TSX approved an increase to the company’s normal course issuer bid program (NCIB), to increase the maximum number of common shares the company may repurchase to up to approximately 10% of Suncor’s public float as at January 31, 2022.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

12   2022 First Quarter   Suncor Energy Inc.

3. Consolidated Financial Information
Financial Highlights
	Three months ended March 31
($ millions)	2022	2021
Earnings (loss) before income taxes(1)

Oil Sands	2 309	445

Exploration and Production	645	258

Refining and Marketing	1 417	934

Corporate and Eliminations	(523)	(523)

Income tax expense	(899)	(293)
Net earnings	2 949	821
Adjusted operating earnings (loss)(1)(2)

Oil Sands	2 256	409

Exploration and Production	645	258

Refining and Marketing	1 395	943

Corporate and Eliminations	(669)	(551)

Income tax expense included in adjusted operating earnings	(872)	(313)
Total	2 755	746
Adjusted funds from (used in) operations(1)(2)

Oil Sands	3 414	1 527

Exploration and Production	724	365

Refining and Marketing	1 597	1 172

Corporate and Eliminations	(665)	(670)

Current income tax expense	(976)	(284)
Total	4 094	2 110
Change in non-cash working capital	(1 022)	235

Cash flow provided by operating activities	3 072	2 345
Capital and exploration expenditures(3)(4)

Asset sustainment and maintenance	512	473

Economic investment	462	299
Total	974	772
	Three months ended March 31
($ millions)	2022	2021
Free funds flow(2)	3 083	1 307

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Excludes capitalized interest of  $37 million in the first quarter of 2022 and $31 million in the first quarter of 2021.

(4)
Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022.

2022 First Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating Highlights
	Three months ended March 31
	2022	2021
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	515.3	519.9

Oil Sands – Non-upgraded bitumen (mbbls/d)	170.4	170.7

Exploration and Production (mboe/d)	80.4	95.3
Total (mboe/d)	766.1	785.9
Refinery utilization (%)	94	92

Refinery crude oil processed (mbbls/d)	436.5	428.4
Net Earnings
Suncor’s consolidated net earnings for the first quarter of 2022 were $2.949 billion, compared to $821 million in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described subsequently in this section.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of  $146 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2022, compared to $196 million in the first quarter of 2021.

•
An unrealized gain on risk management activities of  $75 million recorded in other income (loss) in the first quarter of 2022, compared to $27 million in the first quarter of 2021.

•
A restructuring charge of  $168 million related to workforce reduction plans, recorded in operating, selling and general expenses in the Corporate and Eliminations segment in the first quarter of 2021.

•
An income tax expense related to the items noted above of  $27 million in the first quarter of 2022, compared to an income tax recovery of  $20 million in the first quarter of 2021.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended March 31
($ millions)	2022	2021
Net earnings	2 949	821

Unrealized foreign exchange gain on U.S. dollar denominated debt	(146)	(196)

Unrealized gain on risk management activities	(75)	(27)

Restructuring charge	—	168

Income tax expense (recovery) on adjusted operating earnings adjustments	27	(20)
Adjusted operating earnings(1)	2 755	746

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14   2022 First Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings increased to $2.755 billion ($1.92 per common share) in the first quarter of 2022, compared to $746 million ($0.49 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes associated with the improved business environment and increased operating expenses primarily related to a significant increase in commodity costs and share-based compensation expense in the current quarter compared to the prior year quarter.
Operating, Selling and General Expenses
	Three months ended March 31
($ millions)	2022	2021
Operations, selling and corporate costs	2 333	2 193

Commodities	498	370

Share-based compensation and other(1)	257	337
Total operating, selling and general expenses	3 088	2 900

(1)
In the first quarter of 2022, share-based compensation expense of  $206 million includes $70 million recorded in the Oil Sands segment, $6 million recorded in the E&P segment, $32 million recorded in the R&M segment and $98 million recorded in the Corporate and Eliminations segment. The first quarter of 2021 share-based compensation expense of  $111 million includes $31 million recorded in the Oil Sands segment, $3 million recorded in the E&P segment, $19 million recorded in the R&M segment and $58 million recorded in the Corporate and Eliminations segment. Other primarily includes non-recurring costs associated with investments in the company’s digital transformation, Syncrude long-term incentive program expense in the first quarter of 2021, and a non-recurring $168 million restructuring charge related to workforce reduction plans recorded in the first quarter of 2021.

The company’s total operating, selling and general expenses were $3.088 billion in the first quarter of 2022, compared to $2.900 billion in the prior year quarter. The increase was primarily due to a significant increase in commodity costs, primarily driven by increased natural gas prices, and increased share-based compensation expenses in the first quarter of 2022 compared to the first quarter of 2021. The increase was also due to costs associated with increased production at Fort Hills and increased maintenance costs in the current period relative to the prior year quarter, partially offset by increased costs in the prior year quarter relating to a restructuring charge associated with the company’s workforce reduction plans. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
2022 First Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended March 31
		2022	2021
WTI crude oil at Cushing	US$/bbl	94.40	57.80

Dated Brent crude	US$/bbl	101.50	60.85

Dated Brent/Maya crude oil FOB price differential	US$/bbl	14.30	4.70

MSW at Edmonton	Cdn$/bbl	115.75	66.55

WCS at Hardisty	US$/bbl	79.80	45.40

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(14.60)	(12.40)

SYN-WTI differential	US$/bbl	(1.30)	(3.50)

Condensate at Edmonton	US$/bbl	96.15	58.00

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.50	2.95

Alberta Power Pool Price	Cdn$/MWh	90.00	95.45

New York Harbor 2-1-1 crack(1)	US$/bbl	28.25	15.60

Chicago 2-1-1 crack(1)	US$/bbl	20.20	13.40

Portland 2-1-1 crack(1)	US$/bbl	33.80	15.80

Gulf Coast 2-1-1 crack(1)	US$/bbl	26.80	14.45

U.S. Renewable Volume Obligation	US$/bbl	6.45	5.50

Exchange rate	US$/Cdn$	0.79	0.79

Exchange rate (end of period)	US$/Cdn$	0.80	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the first quarter of 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year quarter and were impacted by increased demand in addition to supply uncertainty related to the current geopolitical conflict.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the first quarter of 2022 reflected an increase in WTI at Cushing, which averaged US$94.40/bbl compared to US$57.80/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $115.75/bbl in the first quarter of 2022 compared to $66.55/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$79.80/bbl in the first quarter of 2022, from US$45.40/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts and spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the first quarter of 2022, but were higher than the prior year quarter on an absolute basis due to the increase in WTI prices.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$101.50/bbl in the first quarter of 2022 compared to US$60.85/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack
16   2022 First Quarter   Suncor Energy Inc.

spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the first quarter of 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to decreased crude supply, increased demand for transportation fuels and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$32.25/bbl in the first quarter of 2022 compared to US$24.50/bbl in the first quarter of 2021, primarily related to the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.50/GJ in the first quarter of 2022, from $2.95/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $90.00/MWh in the first quarter of 2022 compared to $95.45/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. In the first quarter of 2022, the Canadian dollar remained unchanged in relation to the U.S. dollar as the average exchange rate for both the first quarters of 2022 and 2021 was US$0.79 per one Canadian dollar.
Suncor also has assets and liabilities, including approximately 60% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
2022 First Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended March 31
($ millions)	2022	2021
Gross revenues	7 470	4 351

Less: Royalties	(985)	(158)
Operating revenues, net of royalties	6 485	4 193
Earnings before income taxes(1)	2 309	445
Adjusted for:

Unrealized gain on risk management activities	(53)	(36)
Adjusted operating earnings(1)(2)	2 256	409
Adjusted funds from operations(1)(2)	3 414	1 527

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment had adjusted operating earnings of  $2.256 billion in the first quarter of 2022, compared to $409 million in the prior year quarter. The increase was primarily due to significantly higher realized crude prices, which was partially offset by an increase in royalties and increased operating expenses related to a significant increase in commodity costs, share-based compensation expense, costs associated with increased production at Fort Hills and increased maintenance in the current quarter compared to the prior year quarter.
18   2022 First Quarter   Suncor Energy Inc.

Production Volumes(1)
	Three months ended March 31
(mbbls/d)	2022	2021
Total Oil Sands bitumen production	827.7	827.8
SCO and diesel production(2)	531.1	536.6

Internally consumed diesel and internal transfers(3)(4)	(15.8)	(16.7)
Upgraded production – net SCO and diesel	515.3	519.9
Bitumen production	173.6	171.9

Internal bitumen transfers(4)	(3.2)	(1.2)
Non-upgraded bitumen production	170.4	170.7
Total Oil Sands production	685.7	690.6

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the first quarter of 2022, Oil Sands operations production volumes included 10,000 bbls/d of internallyconsumed diesel, of which 6,900 bbls/d was consumed at Oil Sands Base, 2,000 bbls/d was consumed at Fort Hills and 1,100 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,000 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the first quarter of 2022, Oil Sands operations included 3,700 bbls/d of SCO that were transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 100bbls/d of SCO and 3,200 bbls/d of bitumen that were transferred to Oil Sands Base through the interconnecting pipelines.

Total Oil Sands production was 685,700 bbls/d in the first quarter of 2022, compared to 690,600 bbls/d in the prior year quarter, with the first quarter of 2022 reflecting lower production early in the quarter due to the previously disclosed weather-related mining challenges experienced in the region. The company’s net SCO production in the first quarter of 2022 was 515,300 bbls/d, compared to 519,900 bbls/d in the first quarter of 2021, reflecting a combined upgrader utilization rate of 96% compared to 97% in the prior year quarter.
The company’s non-upgraded bitumen production was 170,400 bbls/d in the first quarter of 2022, comparable to 170,700 bbls/d in the prior year quarter, primarily due to increased production at Fort Hills, which was largely offset by decreased saleable bitumen production from the company’s In Situ assets. Production from Fort Hills in the first quarter of 2022 increased to 87,500 bbls/d, compared to 51,200 bbls/d in the prior year quarter, as production ramped up in the quarter. Overall production from the company’s In Situ assets was comparable to the prior year quarter, reflecting strong production in both periods, with the decrease in saleable bitumen production in the current period due to increased Firebag volumes being diverted to upgrading to maximize higher-value SCO production.
Sales Volumes
	Three months ended March 31
(mbbls/d)	2022	2021
Upgraded – net SCO and diesel	517.7	515.2

Non-upgraded bitumen	153.7	180.2
Total	671.4	695.4
SCO and diesel sales volumes were 517,700 bbls/d in the first quarter of 2022, compared to 515,200 bbls/d in the prior year quarter, reflecting a draw of inventory in the first quarter of 2022 compared to a build of inventory in the prior year quarter.
Non-upgraded bitumen sales volumes decreased to 153,700 bbls/d in the first quarter of 2022, compared to 180,200 bbls/d in the prior year quarter, due to a build of inventory in the first quarter of 2022, as increased production from Fort Hills was transported to customers extending down to the U.S. Gulf Coast, compared to a draw of inventory in the prior year quarter.
2022 First Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2022	2021
Upgraded – net SCO and diesel	114.37	65.22

Non-upgraded bitumen	96.49	42.53

Crude sales basket (all products)	110.27	59.32

Crude sales basket, relative to WTI	(9.24)	(13.87)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the first quarter of 2022 from the prior year quarter, in line with the improved commodity price environment.
Royalties
Royalties for the Oil Sands segment increased in the first quarter of 2022 compared to the prior year quarter, primarily due to higher crude price realizations in the current period compared to the prior year quarter and increased royalties for In Situ operations due to Firebag reaching the higher post-payout phase of its royalty agreement in the second quarter of 2021.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the first quarter of 2022 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.
At Oil Sands operations, operating costs increased compared to the prior year quarter, primarily due to increased natural gas prices and increased maintenance costs.
At Fort Hills, operating costs in the first quarter of 2022 increased when compared to the prior year quarter, reflecting increased mining activity in the quarter as production ramped up, and higher natural gas and commodity prices.
Suncor’s share of Syncrude operating costs in the first quarter of 2022 increased when compared with the prior year quarter, primarily due to increased planned maintenance costs and natural gas prices.
In the first quarter of 2022, higher natural gas prices resulted in an increase of Oil Sands segment operating costs by $108 million compared to the prior year quarter.
20   2022 First Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended March 31
($ millions, except as noted)	2022	2021
Oil Sands operating, selling and general expense (OS&G)	2 212	1 973
Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 283	1 153

Non-production costs(2)	(45)	(67)

Excess power capacity and other(3)	(115)	(124)

Inventory changes	(12)	10
Oil Sands operations cash operating costs(1)	1 111	972

Oil Sands operations production volumes (mbbls/d)	430.4	463.8

Oil Sands operations cash operating costs(1) ($/bbl)	28.70	23.30
Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	253	181

Non-production costs(2)	(38)	(26)

Inventory changes	13	15
Fort Hills cash operating costs(1)	228	170

Fort Hills production volumes (mbbls/d)	87.5	51.2

Fort Hills cash operating costs(1) ($/bbl)	29.00	37.05
Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	676	639

Non-production costs(2)	(92)	(77)
Syncrude cash operating costs(1)	584	562

Syncrude production volumes (mbbls/d)	186.8	193.5

Syncrude cash operating costs(1) ($/bbl)	34.70	32.25

(1)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $28.70 in the first quarter of 2022, compared to $23.30 in the prior year quarter, due to higher operating, selling and general expenses, as detailed above, and decreased production. Oil Sands operations non-production costs, which are excluded from cash operating costs, were lower in the current quarter compared to the prior year quarter primarily due to a decrease in research and development costs, partially offset by higher share-based compensation expense in the current quarter compared to the prior year quarter. Oil Sands operations inventory changes in the first quarter of 2022 reflected changes to inventory valuation that are excluded from cash cost per barrel, which is calculated on a production basis.
Fort Hills cash operating costs per barrel(1) decreased to $29.00 in the first quarter of 2022, compared to $37.05 in the prior year quarter, reflecting increased production, partially offset by higher operating, selling and general expenses, as detailed above. In the first quarter of 2022, non-production costs were higher compared to the prior year quarter mainly due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 First Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
Syncrude cash operating costs per barrel(1) were $34.70 in the first quarter of 2022, compared to $32.25 in the prior year quarter, due to higher operating, selling and general expenses, as detailed above, and decreased production. In the first quarter of 2022, non-production costs were higher compared to the prior year quarter primarily due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Planned Maintenance Update
The company will commence significant planned turnaround activities at Firebag in the second quarter of 2022, the largest turnaround in Firebag history. Additionally, in the second quarter of 2022, the company will commence planned annual coker maintenance at Oil Sands Base Upgrader 2 and planned maintenance at Fort Hills. Planned maintenance at Syncrude, which began in the first quarter of 2022, is expected to be completed in the second quarter of 2022. The impact of these maintenance events has been reflected in the company’s 2022 guidance.
Exploration and Production
Financial Highlights
	Three months ended March 31
($ millions)	2022	2021
Gross revenues(1)	1 015	590

Less: Royalties(1)	(147)	(44)
Operating revenues, net of royalties	868	546
Earnings before income taxes(2)	645	258
Adjusted operating earnings(2)(3)	645	258
Adjusted funds from operations(2)(3)	724	365

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2022, revenue includes a gross-up amount of  $138 million, with an offsetting amount of  $60 million in royalties in the E&P segment and $78 million in income tax expense reported at the consolidated level. In the first quarter of 2021, there were no Libya sales included in production, revenue or royalties.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

22   2022 First Quarter   Suncor Energy Inc.

Adjusted operating earnings for the E&P segment in the first quarter of 2022 increased to $645 million compared to $258 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices, partially offset by higher royalties associated with higher crude price realizations.
Volumes
	Three months ended March 31
	2022	2021
E&P Canada (mbbls/d)	51.2	58.0

E&P International (mboe/d)	29.2	37.3
Total production (mboe/d)	80.4	95.3
Total sales volumes (mboe/d)	79.5	84.2
Production volumes for E&P Canada were 51,200 bbls/d in the first quarter of 2022, compared to 58,000 bbls/d in the prior year quarter, primarily due to natural declines.
E&P International production was 29,200 boe/d in the first quarter of 2022, compared to 37,300 boe/d in the prior year quarter, primarily due to the absence of production from the Golden Eagle Area Development, as the sale of the company’s working interest in the asset was completed in the fourth quarter of 2021, partially offset by liftings in Libya in the first quarter of 2022 compared to no liftings in Libya in the prior year quarter. In the first quarter of 2022, the company commenced a sale process for its assets in Norway with an expected close later this year. These assets have been reclassified as assets held for sale in the first quarter of 2022.
E&P sales volumes were 79,500 boe/d in the first quarter of 2022, compared to 84,200 boe/d in the prior year quarter, consistent with the decrease in production and impacted by a larger build of inventory in the prior year quarter compared to the current year quarter.
Price Realizations(1)
	Three months ended March 31
Net of transportation costs, but before royalties	2022	2021
E&P Canada – Crude oil and natural gas liquids ($/bbl)	122.13	73.91

E&P International(2) ($/boe)	113.60	69.51

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the first quarter of 2022 from the prior year quarter, in line with the improved commodity price environment.
Royalties
E&P royalties in the first quarter of 2022 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses decreased in the first quarter of 2022 compared to the prior year quarter, primarily due to a one-time transportation provision recorded in the prior year quarter, and the sale of the Golden Eagle Area Development resulting in lower transportation costs in the current period.
DD&A and exploration expense increased in the first quarter of 2022 compared to the prior year quarter, primarily due to the prior year quarter including a reversal of a previous asset impairment charge relating to the sale of the company’s working interest in the Golden Eagle Area Development, partially offset by lower production volumes in the current quarter compared to the prior year quarter.
Financing expense and other, which includes other income, decreased in the first quarter of 2022 compared to the prior year quarter, primarily due to the recognition of contingent consideration related to the company’s sale of the Golden Eagle Area Development.
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the second quarter of 2022.
2022 First Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Refining and Marketing
Financial Highlights
	Three months ended March 31
($ millions)	2022	2021
Operating revenues	7 855	5 013
Earnings before income taxes(1)	1 417	934
Adjusted for:

Unrealized (gain) loss on risk management activities	(22)	9
Adjusted operating earnings(1)(2)	1 395	943
Adjusted funds from operations(1)(2)	1 597	1 172

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M adjusted operating earnings in the first quarter of 2022 increased to $1.395 billion from $943 million in the prior year quarter. The increase was primarily due to a larger FIFO inventory valuation gain in the first quarter of 2022 compared to the prior year quarter and an increase in refining and marketing margins as a result of significantly higher crack spread benchmarks in the first quarter of 2022 compared to the prior year quarter, partially offset by an increase in operating expenses. In the first quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation gain, including the impact of commodity risk management activities, of  $729 million on the increase in crude and refined product benchmarks, compared to a $432 million gain in the prior year quarter.
24   2022 First Quarter   Suncor Energy Inc.

Volumes
	Three months ended March 31
	2022	2021
Crude oil processed (mbbls/d)

Eastern North America	209.6	200.5

Western North America	226.9	227.9
Total	436.5	428.4
Refinery utilization(1) (%)

Eastern North America	94	90

Western North America	93	93
Total	94	92
Refined product sales (mbbls/d)

Gasoline	226.2	232.6

Distillate	254.3	245.7

Other	71.4	69.8
Total	551.9	548.1
Refining and marketing gross margin – FIFO(2) ($/bbl)	53.20	40.75

Refining and marketing gross margin – LIFO(2) ($/bbl)	35.95	30.30

Refining operating expense(2) ($/bbl)	6.25	5.75

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput increased to 436,500 bbls/d and refinery utilization was 94% in the first quarter of 2022, compared to 428,400 bbls/d and 92% in the prior year quarter, reflecting improved refined product demand and a strategic build in product inventory in advance of upcoming turnaround activities, partially offset by maintenance that occurred late in the current period, including maintenance that was accelerated into the first quarter from the second quarter. Refined product sales in the first quarter of 2022 increased to 551,900 bbls/d, compared to 548,100 bbls/d in the prior year quarter. Domestic demand for diesel has improved compared to 2019 levels, however, gasoline demand continues to lag behind the comparable 2019 levels.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $35.95/bbl in the first quarter of 2022, from $30.30/bbl in the prior year quarter, due to improved benchmark crack spreads related to decreased refined product supply in the market and increased demand, in addition to the widening of heavy crude oil differentials. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $53.20/bbl in the first quarter of 2022, from $40.75/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the first quarter of 2022, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a gain of  $729 million before-tax. In the prior year quarter, FIFO including the impact of commodity risk management activities resulted in a gain of $432 million before-tax, for a favourable quarter-over-quarter impact of  $297 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 First Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
Expenses and Other Factors
Operating expenses and DD&A in the first quarter of 2022 increased compared to the prior year quarter, primarily due to increased refinery maintenance expenses, an increase in share-based compensation expense and higher commodity input costs.
Refining operating expense per barrel(1) was $6.25 in the first quarter of 2022, compared to $5.75 in the prior year quarter, due to increased operating expenses partially offset by increased throughput.
Planned Maintenance
Planned turnaround maintenance is scheduled at the Edmonton, Montreal and Sarnia refineries in the second quarter of 2022. The anticipated impact of these maintenance events has been reflected in the company’s 2022 guidance.
Corporate and Eliminations
Financial Highlights
	Three months ended March 31
($ millions)	2022	2021
Loss before income taxes(1)	(523)	(523)
Adjusted for:

Unrealized foreign exchange gain on U.S. dollar denominated debt	(146)	(196)

Restructuring charge(2)	—	168
Adjusted operating loss(1)(3)	(669)	(551)

Corporate and Renewables	(388)	(429)

Eliminations – Intersegment profit eliminated	(281)	(122)
Adjusted funds used in operations(1)(3)	(665)	(670)

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
During the first quarter of 2021, the company recorded a restructuring charge in operating, selling and general expenses related to workforce reduction plans.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of  $388 million for the first quarter of 2022, compared to an adjusted operating loss of  $429 million for the prior year quarter, with the decreased loss attributable to an unrealized gain on investment recorded in the first quarter of 2022 and a decrease in interest expense on long-term debt in the first quarter of 2022 compared to the prior year quarter as a result of debt repayments that occurred throughout 2021. The decreased loss was partially offset by an increase in share-based compensation expense in the first quarter of 2022 compared to the prior year quarter. Suncor capitalized $37 million of its borrowing costs in the first quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $31 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2022, the company deferred $281 million of intersegment profit, compared to $122 million in the prior year quarter, which was driven by the increase in Oil Sands price realizations over the previous quarter, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory.
Corporate and Eliminations adjusted funds used in operations were $665 million for the first quarter of 2022, compared to $670 million in the first quarter of 2021, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of share-based compensation expense and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the prior year quarter were impacted by the restructuring charge related to workforce reduction plans recorded in the first quarter of 2021, which was partially offset by a smaller share-based compensation cash payout in the prior year quarter compared to the current year quarter.
Subsequent to the first quarter of 2022, the company announced plans to divest its wind and solar assets. The company has commenced the sale process and expects a sale to close within the next twelve months.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

26   2022 First Quarter   Suncor Energy Inc.

5. Income Tax
	Three months ended March 31
($ millions)	2022	2021
Current income tax expense	976	284

Deferred income tax (recovery) expense	(77)	9
Income tax expense included in net earnings	899	293

Less: income tax expense (recovery) on adjusted operating earnings adjustments	27	(20)
Income tax expense included in adjusted operating earnings	872	313
Effective tax rate	23.4%	26.3%
Provision for income taxes in the first quarter of 2022 increased compared to the first quarter of 2021, primarily due to increased earnings in the first quarter of 2022 compared to the prior year quarter. In the first quarter of 2022, the company’s effective tax rate was 23.4%, compared to 26.3% in the prior year quarter. The effective tax rate decreased in the first quarter of 2022 compared to the first quarter of 2021, primarily due to the settlement of prior year appeals in the first quarter of 2022 and other permanent items impacting total tax expense.
6. Capital Investment Update
Capital and Exploration Expenditures by Segment
	Three months ended March 31
($ millions)	2022	2021
Oil Sands	668	539

Exploration and Production(1)	83	69

Refining and Marketing	132	120

Corporate and Eliminations	128	75
Total capital and exploration expenditures	1 011	803

Less: capitalized interest on debt	(37)	(31)
	974	772

(1)
Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
		Three months ended March 31, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	164	143	307

In Situ	58	75	133

Fort Hills	67	1	68

Syncrude	95	38	133

Exploration and Production(3)	—	77	77

Refining and Marketing	124	8	132

Corporate and Eliminations	4	120	124
	512	462	974

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022.

2022 First Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
During the first quarter of 2022, the company spent $974 million on capital expenditures, excluding capitalized interest, compared to $772 million in the prior year quarter. The increase in capital expenditures is primarily due to increased economic investment capital expenditures at Oil Sands Base and Corporate and Eliminations.
Activity in the first quarter of 2022 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $307 million in the first quarter of 2022 and were primarily focused on asset sustainment and maintenance activities, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $133 million in the first quarter of 2022 and were directed towards economic investment activities, including the continued investment in well pad projects, and asset sustainment and maintenance activities.
Capital expenditures at Fort Hills were $68 million in the first quarter of 2022, and were directed towards asset sustainment and maintenance activities in mine and tailings development.
Syncrude capital expenditures were $133 million in the first quarter of 2022, the majority of which were for asset sustainment and maintenance expenditures relating to the company’s planned maintenance program, including planned maintenance that commenced in the first quarter and additional hydrotreating maintenance that was accelerated from later in the year to stagger coker and hydrotreating maintenance, which is expected to optimize full-year production at Syncrude. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
Capital and exploration expenditures at E&P were $77 million in the first quarter of 2022 and were related to economic investment projects, including the Terra Nova Asset Life Extension Project, partially offset by support from the Government of Newfoundland and Labrador, and development drilling at Hebron.
Refining and Marketing
R&M capital expenditures were $132 million in the first quarter of 2022 and were primarily related to asset sustainment and maintenance activities relating to the company’s planned maintenance program.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $124 million in the first quarter of 2022 and were primarily directed towards the Forty Mile Wind Power Project and the company’s digital transformation.
28   2022 First Quarter   Suncor Energy Inc.

7. Financial Condition and Liquidity
Indicators
	Twelve months ended March 31
	2022	2021
Return on capital employed(1)(2) (%)	12.7	(1.4)
Net debt to adjusted funds from operations(1) (times)	1.3	3.8
Total debt to total debt plus shareholders’ equity(1) (%)	32.0	36.2
Net debt to net debt plus shareholders’ equity(1) (%)	28.7	34.1
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	24.8	30.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 12.4% for the twelve months ended March 31, 2022, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (0.6%) for the twelve months ended March 31, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2022 capital spend program of  $4.7 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended March 31, 2022, cash and cash equivalents increased to $2.599 billion from $2.205 billion at December 31, 2021, due to cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, debt reduction, the payment of  $601 million in dividends, the repurchase of  $827 million of Suncor’s common shares under its NCIB, and the completion of a significant income tax payment related to the company’s 2021 income tax expense in the first quarter of 2022.
As at March 31, 2022, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 18 days.
Available credit facilities for liquidity purposes at March 31, 2022 were $4.153 billion, comparable to $4.247 billion at December 31, 2021.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At March 31, 2022, total debt to total debt plus shareholders’ equity was 32.0% (December 31, 2021 – 33.4%). The company continues to be in compliance with all operating covenants under its debt agreements.
2022 First Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Change in Debt
Three months ended
($ millions)	March 31, 2022
Total debt(1) – beginning of period	18 354

Decrease in long-term debt	(233)

Increase in short-term debt	71

Increase in lease liability	66

Lease payments	(84)

Foreign exchange on debt, and other	(154)
Total debt(1) – March 31, 2022	18 020

Less: Cash and cash equivalents – March 31, 2022	2 599
Net debt(1) – March 31, 2022	15 421

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt decreased in the first quarter of 2022 due primarily to the repayment of long-term debt and favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021.
At March 31, 2022, Suncor’s net debt was $15.421 billion, compared to $16.149 billion at December 31, 2021, with the decrease primarily due to the factors listed above and an increase in cash and cash equivalents.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
Common Shares
March 31,
(thousands)	2022
Common shares	1 422 165

Common share options – exercisable	26 499

Common share options – non-exercisable	5 990
As at May 6, 2022, the total number of common shares outstanding was 1,413,400,265 and the total number of exercisable and non-exercisable common share options outstanding was 30,109,538. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase up to 5% of the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
Subsequent to the first quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2022, and May 6, 2022, and pursuant to Suncor’s NCIB, Suncor repurchased 25,432,000 common shares on the open market, representing the equivalent of 1.8% of its common shares as at January 31, 2022, for approximately $1.041 billion, at a weighted average price of $40.93 per common share.
30   2022 First Quarter   Suncor Energy Inc.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended March 31
($ millions, except as noted)	2022	2021
Share repurchase activities (thousands of common shares)	21 698	12 055

Weighted average repurchase price per share (dollars per share)	38.12	26.36

Share repurchase cost	827	318
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2021 annual MD&A with no material updates to note during the first three months of 2022. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
2022 First Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
8. Quarterly Financial Data
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020
Total production (mboe/d)

Oil Sands	685.7	665.9	605.1	615.7	690.6	671.5	519.0	553.7

Exploration and Production	80.4	77.4	93.5	84.0	95.3	97.7	97.2	101.8
	766.1	743.3	698.6	699.7	785.9	769.2	616.2	655.5
Revenues and other income

Operating revenues, net of royalties	13 487	11 149	10 145	9 159	8 679	6 615	6 427	4 229

Other income (loss)	14	10	68	(66)	(43)	(21)	30	16
	13 501	11 159	10 213	9 093	8 636	6 594	6 457	4 245
Net earnings (loss)	2 949	1 553	877	868	821	(168)	(12)	(614)

per common share(1) (dollars)	2.06	1.07	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)
Adjusted operating earnings (loss)(2)(3)	2 755	1 294	1 043	722	746	(109)	(338)	(1 345)

per common share(4)(5) (dollars)	1.92	0.89	0.71	0.48	0.49	(0.07)	(0.22)	(0.88)
Adjusted funds from operations(2)	4 094	3 144	2 641	2 362	2 110	1 221	1 166	488

per common share(4)(5) (dollars)	2.86	2.17	1.79	1.57	1.39	0.80	0.76	0.32
Cash flow provided by (used in) operating activities	3 072	2 615	4 718	2 086	2 345	814	1 245	(768)

per common share – basic (dollars)	2.14	1.80	3.19	1.39	1.54	0.53	0.82	(0.50)
ROCE(4) (%) for the twelve months ended	12.7	8.6	4.5	1.9	(1.4)	(6.9)	(10.2)	(7.5)
ROCE excluding impairments(4) (%) for the twelve months ended	12.4	8.2	4.9	2.6	(0.6)	(2.9)	(1.3)	1.0
Common share information (dollars)

Dividend per common share	0.42	0.42	0.21	0.21	0.21	0.21	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	40.70	31.65	26.26	29.69	26.27	21.35	16.26	22.89

New York Stock Exchange (US$)	32.59	25.03	20.74	23.97	20.90	16.78	12.23	16.86

(1)
Represented on a basic and diluted per share basis.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(4)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

32   2022 First Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020
WTI crude oil at Cushing	US$/bbl	94.40	77.15	70.55	66.05	57.80	42.65	40.95	27.85

Dated Brent crude	US$/bbl	101.50	79.70	73.45	68.85	60.85	44.20	43.00	29.20

Dated Brent/Maya FOB price differential	US$/bbl	14.30	8.60	7.80	6.20	4.70	3.30	3.50	2.70

MSW at Edmonton	Cdn$/bbl	115.75	93.25	83.75	77.25	66.55	50.25	51.30	30.20

WCS at Hardisty	US$/bbl	79.80	62.50	56.95	54.60	45.40	33.35	31.90	16.35

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)	(9.30)	(9.05)	(11.50)

SYN-WTI (differential) premium	US$/bbl	(1.30)	(1.80)	(1.60)	0.35	(3.50)	(3.05)	(2.45)	(4.55)

Condensate at Edmonton	US$/bbl	96.15	79.10	69.20	66.40	58.00	42.55	37.55	22.20

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.50	4.45	3.40	2.95	2.95	2.50	2.10	1.90

Alberta Power Pool Price	Cdn$/MWh	90.00	107.30	100.35	104.50	95.45	46.15	43.85	29.90

New York Harbor 2-1-1 crack(1)	US$/bbl	28.25	20.65	20.90	20.35	15.60	9.85	10.20	12.20

Chicago 2-1-1 crack(1)	US$/bbl	20.20	16.90	20.45	20.25	13.40	7.95	7.75	6.75

Portland 2-1-1 crack(1)	US$/bbl	33.80	25.35	26.70	24.55	15.80	13.15	12.55	12.20

Gulf Coast 2-1-1 crack(1)	US$/bbl	26.80	19.65	19.55	18.25	14.45	9.00	8.55	9.00

U.S. Renewable Volume Obligation	US$/bbl	6.45	6.10	7.33	8.13	5.50	3.48	2.64	2.21

Exchange rate	US$/Cdn$	0.79	0.79	0.79	0.81	0.79	0.77	0.75	0.72

Exchange rate (end of period)	US$/Cdn$	0.80	0.79	0.78	0.81	0.80	0.78	0.75	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

2022 First Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
9. Other Items
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic volatility have been considered in management’s estimates, and assumptions at period-end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2022.
The COVID-19 pandemic is an evolving situation that is expected to continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2021, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2022, and the Financial Condition and Liquidity section of the 2021 annual MD&A.
Control Environment
Based on their evaluation as at March 31, 2022, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2022, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
34   2022 First Quarter   Suncor Energy Inc.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
Suncor has further updated its previously announced 2022 guidance (which was originally disclosed via press release on December 13, 2021), as set forth in Suncor’s press releases dated February 2, 2022, and May 9, 2022, a copy of which is available on www.sedar.com.
2022 First Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
10. Non-GAAP and Other Financial Measures Advisory
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the before-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

36   2022 First Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended March 31
($ millions, except as noted)		2022	2021
Adjustments to net earnings

Net earnings		6 247	27

(Deduct) add after-tax amounts for:

Unrealized foreign exchange gain on U.S. dollar denominated debt		(57)	(1 488)

Net interest expense		628	704
Adjusted net earnings (loss)(1)	A	6 818	(757)
Capital employed – beginning of twelve-month period

Net debt(2)		18 829	18 212

Shareholders’ equity		36 325	37 965
		55 154	56 177
Capital employed – end of twelve-month period

Net debt(2)		15 421	18 829

Shareholders’ equity		38 274	36 325
		53 695	55 154
Average capital employed	B	53 700	55 854
ROCE (%)(3)	A/B	12.7	(1.4)

(1)
Total before-tax impact of adjustments is $765 million for the twelve months ended March 31, 2022, and ($674) million for the twelve months ended March 31, 2021.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 12.4% for the twelve months ended March 31, 2022, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (0.6%) for the twelve months ended March 31, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020.

2022 First Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations(1)
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	2 309	445	645	258	1 417	934	(523)	(523)	—	—	3 848	1 114

Adjustments for:

Depreciation, depletion, amortization and impairment	1 105	1 158	129	102	212	209	25	21	—	—	1 471	1 490

Accretion	63	59	14	14	1	2	—	(1)	—	—	78	74

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(146)	(196)	—	—	(146)	(196)

Change in fair value of financial instruments and trading inventory	(21)	(115)	(17)	(7)	(36)	18	—	1	—	—	(74)	(103)

Gain on disposal of assets	(2)	—	—	—	—	(8)	—	—	—	—	(2)	(8)

Share-based compensation	28	(1)	(1)	(1)	5	(2)	24	2	—	—	56	(2)

Settlement of decommissioning and restoration liabilities	(88)	(68)	—	(1)	(2)	(1)	(1)	—	—	—	(91)	(70)

Other	20	49	(46)	—	—	20	(44)	26	—	—	(70)	95

Current income tax expense	—	—	—	—	—	—	—	—	(976)	(284)	(976)	(284)
Adjusted funds from (used in) operations(1)	3 414	1 527	724	365	1 597	1 172	(665)	(670)	(976)	(284)	4 094	2 110

Change in non-cash working capital											(1 022)	235
Cash flow provided by operating activities											3 072	2 345

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

38   2022 First Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended Mar 31
($ millions)	2022	2021
Cash flow provided by operating activities	3 072	2 345

(Add) deduct change in non-cash working capital	(1 022)	235
Adjusted funds from operations	4 094	2 110

Less capital expenditures including capitalized interest(1)	(1 011)	(803)
Free funds flow	3 083	1 307

(1)
Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
2022 First Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended March 31
($ millions, except as noted)	2022	2021
Refining and marketing gross margin reconciliation

Operating revenues	7 855	5 013

Purchases of crude oil and products	(5 482)	(3 275)
	2 373	1 738

Other (loss) income	(110)	(45)

Non-refining and marketing margin	(13)	(13)
Refining and marketing gross margin – FIFO	2 250	1 680

Refinery production(1) (mbbls)	42 311	41 211
Refining and marketing gross margin – FIFO ($/bbl)	53.20	40.75
FIFO and risk management activities adjustment	(729)	(432)
Refining and marketing gross margin – LIFO	1 521	1 248
Refining and marketing gross margin – LIFO ($/bbl)	35.95	30.30
Refining operating expense reconciliation

Operating, selling and general expense	559	479

Non-refining costs	(294)	(242)
Refining operating expense	265	237

Refinery production(1) (mbbls)	42 311	41 211
Refining operating expense ($/bbl)	6.25	5.75

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

40   2022 First Quarter   Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	March 31	December 31
($ millions, except as noted)	2022	2021
Short-term debt	1 344	1 284

Current portion of long-term debt	—	231

Current portion of long-term lease liabilities	309	310

Long-term debt	13 861	13 989

Long-term lease liabilities	2 506	2 540
Total debt	18 020	18 354

Less: Cash and cash equivalents	2 599	2 205
Net debt	15 421	16 149

Shareholders’ equity	38 274	36 614
Total debt plus shareholders’ equity	56 294	54 968
Total debt to total debt plus shareholders’ equity (%)	32.0	33.4
Net debt to net debt plus shareholders’ equity (%)	28.7	30.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	24.8	26.6
2022 First Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the three months ended	March 31, 2022				March 31, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	1 571	4 914	6 485	6 485	990	3 203	4 193	4 193

Add: Royalties	211	774	985	985	14	144	158	158
Operating revenues	1 782	5 688	7 470	7 470	1 004	3 347	4 351	4 351

Other (loss) income	(37)	44	7	7	7	(9)	(2)	(2)

Purchases of crude oil and products	(390)	(63)	(453)	(453)	(203)	(47)	(250)	(250)

Gross realization adjustment(1)	67	(136)	(69)		(35)	(74)	(109)
Gross realization	1 422	5 533	6 955		773	3 217	3 990
Transportation and distribution	(87)	(206)	(293)	(293)	(82)	(194)	(276)	(276)
Price realization	1 335	5 327	6 662		691	3 023	3 714
Sales volumes (mbbls)	13 830	46 592	60 422		16 246	46 343	62 589
Price realization per barrel	96.49	114.37	110.27		42.53	65.22	59.32

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
For the three months ended	March 31, 2022				March 31, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	272	476	120	868	204	317	25	546

Add: Royalties	—	87	60	147	—	44	—	44
Operating revenues	272	563	180	1 015	204	361	25	590

Transportation and distribution	(6)	(17)	—	(23)	(7)	(10)	(35)	(52)
Price realization	266	546	180		197	351	(10)
Sales volumes (mbbls)	2 336	4 460			2 828	4 748
Price realization per barrel	113.60	122.13			69.51	73.91

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2022, revenue includes a gross-up amount of  $138 million, with an offsetting amount of  $60 million in royalties in the E&P segment and $78 million in income tax expense reported at the consolidated level. In the first quarter of 2021, there were no Libya sales included in production, revenue or royalties.

42   2022 First Quarter   Suncor Energy Inc.

11. Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q1	Three months ended March 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
2022 First Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
12. Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s expectation that its disposition process of its E&P assets in Norway will close later this year, that a sale of its wind and solar assets will close within the next twelve months, statements regarding the potential sale of Suncor’s entire U.K. portfolio and the expectation that proceeds from the disposition of assets will be used to support the company’s capital allocation framework;

•
Suncor’s strategic objective of becoming a net-zero GHG emissions company by 2050, including its expectations on how it will achieve this objective and the targeted activities that are expected to contribute to it, including its focus on hydrogen and renewable fuels and an ongoing strategic participation in low-carbon power;

•
statements and expectations regarding the proposed project with ATCO to build a world-scale hydrogen facility in Alberta and deploying next generation renewable fuel technology;

•
Suncor’s expectation that its economic investment capital will continue to be focused on advancing projects and investments that are expected to enhance value within the company’s existing integrated asset base and accelerate the company’s progress towards its emissions reductions targets, including digital technologies, production decline mitigation and the cogeneration facility at Oil Sands Base;

•
Suncor’s expectation that the disciplined decisions to adjust and streamline its portfolio will improve the company’s competitiveness and resiliency by allowing it to capitalize on its strengths, competitive advantages and resources;

•
the company’s expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives;

•
Suncor’s goals of safety and operational excellence and its expectation that sharpening its focus on its base business and areas complementary to its base business will drive long-term value for its shareholders;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada for a safe return to operations before the end of 2022;

•
the belief that Suncor will continue to focus on safely increasing the reliability, utilization and integration of its assets while continuing efforts to sustainably reduce controllable costs;

•
expectations regarding Suncor’s operatorship of the Syncrude asset, including that the Suncor is continuing to press towards realizing $100 million of annual gross synergies for the joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024;

•
Suncor’s expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels;

•
statements about Suncor’s 2025 targeted net debt range of  $12-$15 billion and the company’s expectation that, in the current business environment, it will achieve the lower end of its 2025 targeted net debt range during the second half of 2022;

44   2022 First Quarter   Suncor Energy Inc.

•
statements with respect to planned maintenance events, the timing thereof and the expected benefits therefrom, including a turnaround at Firebag, annual coker maintenance at Oil Sands Base Upgrader 2, planned maintenance at Fort Hills and Syncrude and planned maintenance at the Edmonton, Montreal and Sarnia refineries;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2022 capital spending program of  $4.7 billion, including Suncor’s expectation that its capital program will be heavily focused on the safety, long-term reliability and efficiency of the company’s operations and its belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and

•
Suncor’s full-year outlook range on Oil Sands operations cash operating costs per barrel, Fort Hills cash operating costs per barrel, Syncrude cash operating costs per barrel, Fort Hills Crown royalties, Syncrude Crown royalties, East Coast Canada Crown royalties and full-year current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack, AECO-C Spot and the CAD/USD exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
2022 First Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2021 annual MD&A, the 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
46   2022 First Quarter   Suncor Energy Inc.